================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 2)

                             KATZ MEDIA GROUP, INC.
                           (Name of Subject Company)

                        CHANCELLOR BROADCASTING COMPANY
                          EVERGREEN MEDIA CORPORATION
                         MORRIS ACQUISITION CORPORATION
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   486112105
                     (CUSIP Number of Class of Securities)

                             ---------------------

               STEVEN DINETZ                                     SCOTT K. GINSBURG
   PRESIDENT AND CHIEF EXECUTIVE OFFICER        CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
      CHANCELLOR BROADCASTING COMPANY                       EVERGREEN MEDIA CORPORATION
 12655 NORTH CENTRAL EXPRESSWAY, SUITE 405          433 EAST LAS COLINAS BOULEVARD, SUITE 1130
             DALLAS, TX 75243                                    IRVING, TX 75039
              (972) 239-6220                                      (972) 869-9020
                   (Name, Address and Telephone Number of Persons Authorized
                  to Receive Notices and Communications on Behalf of Bidders)

                             ---------------------

                                    Copy To:

                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                                5800 SEARS TOWER
                               CHICAGO, IL 60606
                                 (312) 876-7700

================================================================================

                                  TENDER OFFER

     Morris Acquisition Corporation, a Delaware corporation ("Purchaser") and a jointly owned subsidiary of Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), and Evergreen Media Corporation, a Delaware corporation ("Evergreen" and together with Chancellor, the "Parents"), and the Parents hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on July 18, 1997, with respect to the offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Katz Media Group, Inc., a Delaware corporation, for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended to read as follows:

     On August 14, 1997, the Parents and Purchaser issued a press release which announced the extension of the expiration date of the Offer to 5:00 p.m., New York City time, on Thursday, September 25, 1997. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997. The extension of the Offer will afford Evergreen additional time to comply with the request for additional information received by Evergreen from the United States Department of Justice on August 5, 1997 with respect to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Offer. A copy of the press release issued by the Parents and Purchaser announcing the extension of the Offer is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(10)      -- Text of Press Release issued by the Parents and
                    Purchaser, dated August 14, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: August 15, 1997                      MORRIS ACQUISITION CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: President and Chief
                                                     Executive Officer

                                            EVERGREEN MEDIA CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

                                            CHANCELLOR BROADCASTING COMPANY

                                            By: /s/ STEVEN DINETZ
                                              ----------------------------------
                                              Name: Steven Dinetz
                                              Title: President and Chief
                                                     Executive Officer

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        (a)(10)          -- Text of Press Release issued by the Parents and
                            Purchaser, dated August 14, 1997.